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MAR 02 2017

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIC Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6930 E. Chauncey Lane, Suite 120
(No. and Street)

Phoenix (City) Arizona (State) 85054 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kries 480-543-1516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Semple, Marchal & Cooper, LLP
(Name – *if individual, state last, first, middle name*)

2700 North Central Avenue, Suite 900 (Address) Phoenix (City) Arizona (State) 85004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Kries, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIC Distributors, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / Manager

Title

Notary Public

ARACELI GARCIA
Notary Public - State of Arizona
YUMA COUNTY
My Commission Expires
November 18, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIC Distributors, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
DECEMBER 31, 2016

BIC Distributors, LLC
Table of Contents

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

Report of Independent Registered Public Accounting Firm

To the Member of
BIC Distributors, LLC

We have audited the accompanying balance sheet of BIC Distributors, LLC as of December 31, 2016 and the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2016. In connection with our audit of the financial statements, we have also audited the financial statement schedules listed in the accompanying table of contents. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BIC Distributors, LLC at December 31, 2016 and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal + Cooper, LLP

Phoenix, Arizona
February 24, 2017

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

BIC DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash and cash equivalents	$	24,921
Prepaid expense		15,272
Property and equipment, net		4,765
Deposits		1,996
Total assets	$	46,954
Liabilities and member's capital		
Liabilities		
Total liabilities	$	-
Member's capital		46,954
Total liabilities and member's capital	$	46,954

BIC DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

Revenue		
Commission income	$	58,371
Administrative income		255,489
Registration fee income		3,956
Total revenue		317,816
Operating expenses		
Commissions		123,862
Contract labor		13,201
Depreciation expense		2,966
Education and seminars		291
Insurance		27,347
Internet and web site		3,554
Licenses and fees		25,220
Office expense		5,005
Meals and entertainment		6,631
Payroll taxes		3,339
Professional services		17,365
Rent		29,356
Telephone		8,923
Travel		11,980
Wages		80,618
Total expenses		359,658
Net loss	$	(41,842)

BIC DISTRIBUTORS, LLC
STATEMENT OF MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2016

Balance - December 31, 2015	$	81,296
Net loss		(41,842)
Member contributions		7,500
Balance - December 31, 2016	$	46,954

BIC DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities:		
Net loss	$	(41,842)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense		2,966
Changes in assets and liabilities		
Accounts receivable		7,124
Prepaid expenses		765
Accounts payable and accrued expenses		(5,637)
Deferred retainer fee		(5,000)
Net cash used by operating activities		(41,624)
Cash flows from investing activities:		
Net cash used by investing activities		-
Cash flows from financing activities:		
Member contributions		7,500
Net cash provided by financing activities:		7,500
Net change in cash and cash equivalents		(34,124)
Cash and cash equivalents, December 31, 2015		59,045
Cash and cash equivalents, December 31, 2016	$	24,921

NOTE 1 - PRINCIPAL ACTIVITY, SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES

Nature of Business

BIC Distributors, LLC (the "Company") is organized as a limited liability company under the laws of the State of Arizona and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker dealer in securities under the Securities Exchange Act of 1934. The Company operates one site in Phoenix, Arizona.

Basis of Presentation and Estimates

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

The Company's principal source of cash to meet cash requirements and maintain minimum required levels of net capital has historically been cash provided by operations; however, the Company has incurred losses in recent periods and used $41,624 of cash for operations for the year ended December 31, 2016. During 2016, the Company received $7,500 of member contributions and, depending on future operating performance, may be required to seek additional member contributions and / or further reduce operating expenses.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets as follows:

Office Furniture and Fixtures	5-7 Years
Computers and Software	3-5 Years

Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Betterments and renewals are capitalized when incurred.

Revenue Recognition

Revenue is recognized when it is reasonably estimable, earned, and is deemed to be collectible. Commissions are recorded on a trade-date basis as securities transactions occur. Commission income is derived from introducing retail broker-dealers to various investment programs. Administrative income represents fees charged to sales representatives to cover certain set-up costs, as well as fees charged to certain asset management groups.

NOTE 1 - PRINCIPAL ACTIVITY, SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES (CONTINUED)

Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2016 upon the financial condition or results of operations of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

Income Taxes

Income taxes on Company taxable income are levied on the member at the member's level. Accordingly, all federal and state taxable income or losses of the Company are recognized by the member on their respective tax return. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns. Currently, the Company has had no such examinations, and all three years remain open. Interest or penalties assessed to the Company, if any, are recorded in operating expenses.

For the year ended December 31, 2016, there were no interest or penalties recorded in the accompanying financial statements.

The Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities. At December 31, 2016 the Company had no uncertain tax positions.

Advertising

Costs for advertising are expensed as incurred. No advertising costs were incurred for the year ended December 31, 2016.

Subsequent Events

The Company has evaluated subsequent events through February 24, 2017, the date which the financial statements were available to be issued.

NOTE 2 - CONCENTRATION

The Company conducts its operations under contracts with a limited number of asset management companies. For the year ended December 31, 2016, 55% of the Company's revenue was generated from one of these asset management companies, 20% was generated by another and 16% from another.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2016:

Office Furniture and Equipment	$	4,354
Computers and Software		11,721
		16,075
Less Accumulated Depreciation		(11,310)
Total	$	4,765

Depreciation expense for the year ended December 31, 2016 was $2,966.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 5 - OPERATING LEASES

At the beginning of 2016, the Company leased office space under an operating lease that called for minimum monthly payments ranging from $4,532 to $4,633, which was to run through May 2018. This lease was mutually terminated on April 7, 2016 and a new operating lease was entered into on May 1, 2016 for different office space with the same landlord. Minimum monthly payments under the new lease range from $1,959 to $1,996 and the new lease runs from May 2016 through May 2018. Rent expense charged to operations for both of these lease agreements for the year ended December 31, 2016 was $29,356.

Future minimum payments under the operating lease agreement are:

Year Ending December 31,	Amount	
2017	$	23,805
2018		9,982
Total	$	33,787

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2016, the Company had the following net capital:

Net capital	$ 24,921
Excess net capital	$ 19,921
Aggregate indebtedness ratio	.000 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company paid compensation of $47,386 to individuals who are members of BIC Group, LLC. BIC Group, LLC is the sole owner of the Company.

NOTE 8 - MEMBER'S CAPITAL

Member	Ownership Percentages
BIC Group, LLC	100%
	100%

BIC Distributors, LLC

SUPPLEMENTARY INFORMATION

BIC DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2016

	Schedule I
NET CAPITAL	
Total member's capital from the statement of financial condition	$ 46,954
Deductions	
Nonallowable assets:	
Prepaid expense	15,272
Property and equipment, net	4,765
Deposits	1,996
Net capital	$ 24,921
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 19,921
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness or 120% of the minimum net capital required)	$ 18,921
AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness included in the statement of financial condition	$ -
Ratio of aggregate indebtedness to net capital	.000 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital per Part II of Form X-17A-5, as originally filed	$ 24,921
Adjustments	-
	$ 24,921
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$ -
Adjustments	-
	$ -

BIC DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATIONS OF RESERVE REQIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

SCHEDULE II:

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

Semple, Marchal & Cooper, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BIC Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report SEC Rule 17a-5(d)(4). In which (1) BIC Distributors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BIC Distributors, LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3, (k),(2)(i) of the provisions of the Customer Protection Rule, which shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of BIC Distributors, LLC", and (2) BIC Distributors, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. BIC Distributor, LLC's management is responsible for the compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BIC Distributor, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k),(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 24, 2017

B I C Group, LLC
Asset Management Outsourcing Distributors

BIC Group, LLC
6930 E. Chauncey Lane, Suite 120
Phoenix, AZ 85054
T (480) 543-1516
F (480) 543-1521
Member FINRA

EXEMPTION REPORT

BIC DISTRIBUTORS, LLC

We confirm, to the best of our knowledge and belief, that:

1. **BIC DISTRIBUTORS, LLC** claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2016 to December 31, 2016.

2. **BIC DISTRIBUTORS, LLC** met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2016 to December 31, 2016 without exception.

Sign: ____________________ Date: 1/16/2017

James A. Kries
President
BIC DISTRIBUTORS, LLC
6930 EAST CHAUNCEY LANE, SUITE 120
PHOENIX, AZ 85054
SEC filing # 8-68484
Firm ID # 152860